EXHIBIT 17.1

From: Marta Thoma Hall

Sent: Wednesday, April 20, 2022 9:23 PM

To: Kristin Slanina; Virginia Boulet; Ted Tewksbury; Ernest Maddock; Hamid Zarringhalam; Chris Thomas; Michael Dee; Daniel Horwood; Jeff Vetter

Cc: Masetti, James J.; Gerald Niesar; Gonzalez-Sussman, Elizabeth

Subject: resignation

Dear Members of the Board,

I am resigning from the Board of Directors of VLDR as of today, Wednesday, April 20, 2022.

Sincerely,

Marta Hall

Founder, Velodyne Lidar Inc.